Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Penn West Energy Trust Responds to a Fire at its Northern British
    Columbia Gas Plant

    PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE) responds to a fire at its northern British Columbia gas plant

    CALGARY, May 14 /CNW/ - Penn West Energy Trust ("Penn West") wishes to report that a fire occurred at its 100 percent owned Wildboy gas plant, located approximately 130 kilometers northeast of Fort Nelson, British
Columbia. Although the fire was limited to the product storage tank area and adjacent facilities, Penn West immediately ordered the shut-in of natural gas production to minimize potential health, safety and environmental risks, and reduce further damage to the production facilities. The fire, which began at approximately 4:15 p.m. MDT on Sunday, May 13th, was allowed to burn in a controlled fashion until it was safe to extinguish it on Monday, May 14th.
    There were no injuries resulting from the fire and all onsite staff and contractors have been accounted for.
    Natural gas production of approximately 50 million cubic feet per day was shut-in when the fire occurred. While this production is shut-in, Penn West's total production on a barrel of oil equivalent basis will be reduced by approximately six percent. An investigation into the cause of the fire will commence once the site is determined to be safe to enter and, thereafter, preparations will be made to repair the damaged equipment and fully restore the natural gas production.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Website: www.pennwest.com, Toll-free:
1-866-693-2707, Phone: (403) 777-2500, Fax: (403) 777-2699; Investor
Relations: William Andrew, President and CEO, Phone (403) 777-2502, Toll-free:
1-888-770-2633, E-mail: investor_relations(at)pennwest.com/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 19:44e 14-MAY-07